May 1, 2019

Donald J. Seibel
Chief Financial Officer and Treasurer
FBL Financial Group, Inc.
5400 University Avenue
West Des Moines, Iowa 50266-5997

       Re: FBL Financial Group, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed February 27, 2019
           File No. 001-11917

Dear Mr. Seibel:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Healthcare
& Insurance